Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

The following were significant subsidiaries of Amcor plc as of  December 31, 2019.

Name	Organized Under The Laws Of
Amcor Pty Ltd	Australia
Amcor Investments Pty. Ltd.	Australia
Amcor Packaging (U.S.A), Inc.	United States of America
Amcor Rigid Packaging USA LLC	United States of America
Amcor Flexibles Inc	United States of America
Amcor European Holdings Pty. Ltd.	Australia
Amcor Holding	United Kingdom
Amcor UK Finance PLC	United Kingdom
Amcor Holding No 1. Ltd	United Kingdom
AFP (Europe)	United Kingdom
Amcor France SAS	France
Containers Packaging (Europe)	United Kingdom
Amcor European Investments Holding Limited	United Kingdom
Amcor Group GmbH	Switzerland
Amcor Holdco 3	United Kingdom
Bemis Company, Inc	United States of America
Bemis Wisconsin LLC	United States of America
Bemis Packaging Inc	United States of America